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                                                                       EXHIBIT 1


                               FAGAN CAPITAL, INC.
                        5201 N. O'CONNOR BLVD, SUITE 440
                               IRVING, TEXAS 75039
                               PHONE 972-869-3430
                                FAX 972-869-4066
                                wfagan@swbell.net

September 21, 2001

The Special Committee of Quizno's Corporation
c/o The Quizno's Corporation
1415 Larimer Street
Denver, Colorado 80202

Gentlemen:

                  This responds to your letter to Fagan Capital Inc. (FCI) of September 7, 2001 and several subsequent phone conversations between the special committee and FCI, in which representatives of the committee have discussed FCI's interest in acquiring the shares held by minority holders of Quizno's.

                  In order to avoid any question that FCI's proposal is incontrovertibly superior to that of the Schaden family, and that the Special Committee can no longer consider the Schadens' offer to be fair and in the best interest of shareholders, FCI is simplifying its proposal as follows.

                  1. FCI would offer to purchase any and all shares of Quizno's stock, other than those held by insiders, for a cash price of $10.63 per share of Common Stock. Such offer would not be contingent on any minimum number of shares electing to sell to FCI. Such offer represents a 25% premium to the Schaden offer.

                  2. FCI's acquisition would be conducted pursuant to an agreement with Quizno's incorporating standard representations and warranties and conditions to closing, plus appropriate safeguards that would preclude affiliate arrangements going forward unless their terms are independently determined to be arm's length.

                  3. As FCI has advised you, FCI is capable of funding its proposal through funds it manages. FCI will provide independent verification, on a confidential basis, of its ability to fund this proposal, in conjunction with the execution and delivery of the letter of intent described below. Inasmuch as that verification entails confidential financial information, FCE is reluctant to reveal that information until Quizno's exhibits a concrete commitment to abandoning the Schaden proposal in favor of our superior proposal.

                  4. As to corporate governance following the offer, FCI would expect to receive ongoing access to the same type of information as would be provided to directors and insiders



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and is willing to discuss the appropriateness of either Director or nonvoting observer status on the Board of Directors and Committees of the Board of Directors of Quizno's. FCI wishes to be helpful to the company going forward to help maximize value for all shareholders.

                  5. As a minority investor in an essentially private company following the Closing, FCI would require liquidity protection very similar to that afforded Levine Leichtman, including tag-along rights and a fair market value put option. We firmly believe that Quizno's is obliged to offer FCI the same type of protections that is offered to Levine Leichtman to further the Schaden's efforts to finance last December's tender offer and the currently proposed squeeze-out merger. However, importantly, FCI is so confident of Quizno's long-term future, that FCI is willing to defer exercise of such put for a minimum of five years. We are confident that, with Quizno's support and given the remoteness of the date of this protection, any Change of Control or restrictive covenants found in the AMRESCO and Levine Leichtman agreements alluded to in your letter could be addressed.

                  The foregoing proposal is subject to reaching a mutually satisfactory definitive agreement. We would envision first entering into a letter of intent in which representations, warranties, and closing conditions would be more detailed out, and which would provide that FCI be reimbursed for its costs and expenses on the same basis as the Schadens' expenses are being borne by Quizno's. FCI is willing to move expeditiously to a definitive agreement and closing.

                  We are quite frustrated in that we have made numerous unsuccessful attempts to engage the Schadens in direct discussions since the fall of 2000, including failed attempts in the last two weeks as well. I trust they understand that as controlling shareholders they too have fiduciary duties to the minority shareholders and will meet with us in order to fulfill their obligations. We wish to make it very clear that FCI will not abandon its efforts. We continue to believe that a privately negotiated solution constitutes the most efficient way to meet everyone's goals.

                  Please note, however, that FCI is willing to work with the Committee and the Schadens on modifying this proposal or developing an alternative which simultaneously allows the Schadens to meet their objectives, allows FCI to own a substantial interest in Quizno's for the long term, and offers minority shareholders an alternative to being squeezed out unfairly.



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                  This offer expires at 5PM CST on Wednesday September 26, 2001.
If concrete progress had not been made toward an agreement with the company by such time, we will take our case directly to the public. As always, we are happy to answer appropriate questions if this proposal needs clarification. Please contact me at the above number, or my attorney Andre Weiss at 212-756-2431.

                                             Very truly yours,

                                             FAGAN CAPITAL INC.

                                             By: /s/ William S. Fagan, President
                                                --------------------------------
cc:   Andre Weiss   212-593-5955
      Lexi Methvin  303-410-2199
      John Moye     303-292-4510